

January 30, 2015

Via E-mail
Mark Glassy, Ph.D.
Chief Executive Officer
Nascent Biotech Inc.
8400 Miramar Road, Suite 247
San Diego, CA 92126

> **Re: Nascent Biotech Inc.**
> **Registration Statement on Form 10-12G**
> **Amendment filed January 2, 2015**
> **File No. 000-55299**

Dear Dr. Glassy:

We have reviewed your amendment filed January 2, 2015 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

License, page 8

1. We note your response to comment 4. Please expand the discussion to identify the third party from which the license was obtained and the specific jurisdictions in which patent(s) covered by the license have been filed and issued. As previously requested, please file the license agreement and any amendments thereto as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: Claudia McDowell, Esq.